Exhibit T3A-5

ATLANTIC NPRB HOLDINGS, LLC

AMENDED AND RESTATED CERTIFICATE OF FORMATION

Pursuant to Section 18-208 of the

DELAWARE LIMITED LIABILITY COMPANY ACT

Atlantic NPRB Holdings, LLC, a Delaware limited liability company (the “Limited Liability Company”), pursuant to resolutions adopted by unanimous written consent by its Sole Member on June 29, 2012, hereby amends and restates its Certificate of Formation as originally filed with the Delaware Secretary of State on June 20, 2012, and pursuant to Section 18-208 of the DELAWARE LIMITED LIABILITY COMPANY ACT, does certify:

FIRST

The name of the Limited Liability Company is Arrowhead III LLC.

SECOND

The address of the Limited Liability Company’s registered office in the State of Delaware is 2711 Centerville Road, Suite 400, in the City of Wilmington, County of New Castle.  The name of its registered agent at such address is Corporation Service Company.

THIRD

To the fullest extent permitted by law, the Limited Liability Company shall indemnify and hold harmless any Manager (including Director) or Officer serving as such from and after June 29, 2012, from and against any loss, expenses, judgment, settlement cost, fee and related expenses (including attorneys’ fees and expenses), costs or damages suffered or sustained by reason of being or having been a Manager or Officer from and after June 29, 2012, or arising out of or in connection with any action or failure to act from and after June 29, 2012, except to the extent: (i) such Manager’s of Officer’s acts or omissions constitute willful misconduct or negligence or (ii) such Manager or Officer received improper personal benefit on account thereof.  The Limited Liability Company shall advance reasonable attorneys’ fees and other costs and expenses incurred by any Manager or Officer in connection with the defense of any pending or threatened action or proceeding that arises out of conduct which is the subject of the indemnification provided hereunder, subject to such Manager’s or Officer’s agreement to reimburse the Limited Liability Company for such advance to the extent that it shall finally be determined by a court of competent jurisdiction that such Manager or Officer was not entitled to indemnification under this Third Article.  Notwithstanding the foregoing, the provisions of this Third Article shall not be construed so as to provide for indemnification for any liability to the extent (but only to the extent) that such indemnification would be in violation of applicable law, but shall be construed so as to effectuate the provisions of this Third Article to the fullest extent permitted by law.

IN WITNESS WHEREOF, under penalties or perjury, I have hereunto set my hand this 29th day of June, 2012, and I affirm that the foregoing Amended and Restated Certificate of Formation is my act and deed and that the facts stated therein are true.

/s/ Amy J. Stefonick

AMY J. STEFONICK, Secretary